Exhibit 99.1

UNAUDITED INTERIM FINANCIAL STATEMENTS (AMENDED)

Century Mining Corporation
Unaudited – Prepared by Management
Consolidated Financial Statements (Amended)
For the six months ended June 30, 2007 and 2006

Contents

Consolidated Financial Statements
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Deficit	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6-17

Century Mining Corporation

Consolidated Balance Sheets

As of	June 30,2007	December 31,2006
	(Unaudited)

Assets
Current
Cash and cash equivalents	$8,273,362	$802,132
Short-term investments	1,257,100	148,200
Accounts receivable	3,185,346	2,947,037
Inventories (Note 3)	4,583,522	3,016,834
Prepaid expenses & deposits	1,163,362	2,518,642
	18,462,692	9,432,845

Mining properties, other properties, plant and equipment (Note 4)	104,754,846	88,857,195
Deposits for reclamation costs	493,000	493,000
	$123,710,538	$98,783,040

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$12,002,786	$10,544,655
Working capital gold facility (Note 6)	2,130,667	1,031,474
Current portion of long-term liabilities (Note 5)	4,190,475	4,100,506
Current portion of long-term notes	1,693,000	1,693,000
Fair value of derivative liabilities (Note 13)	—	316,075
	20,016,928	17,685,710

Long-term notes	12,059,576	11,921,972
Asset retirement obligation (Note 12)	2,695,080	2,601,040
Capital lease obligation (Note 5)	5,905,481	4,948,909
	20,660,137	19,471,921
	40,677,065	37,157,631

Non-controlling interest	1,302,533	1,495,849

Equity
Equity instruments (Note 7 (b))	90,821,550	75,454,694
Contributed surplus (Note 7 (c))	1,937,594	1,720,261
Deficit	(11,028,204)	(17,045,395)
	81,730,940	60,129,560
	$123,710,538	$98,783,040

Approved on behalf of the Board:

signed “Margaret M. Kent”	Director
Margaret M. Kent

signed “Dale G. Parker”	Director
Dale G. Parker

The accompanying notes are an integral part of these consolidated financial statements.

Century Mining Corporation

Consolidated Statements of Operations and Deficit

(Unaudited – Prepared by Management)

For the period ended	Three months June 30, 2007	Three months June 30, 2006	Six months June 30, 2007	Six months June 30, 2006

Revenues

Mining operations	$14,656,374	$11,878,882	$27,781,245	$23,030,608

Expenses
Mining operations	9,917,346	7,938,634	17,979,146	15,937,358
Operating royalties	—	—	—	66,300
Corporate administration	508,825	1,137,757	1,640,643	1,732,532
Depreciation, amortization and accretion (Note 4)	1,303,545	905,240	2,300,017	1,641,373
Amortization on deferred finance fees	—	—	—	1,081,620
Accretion on convertible debentures	—	—	—	144,800
Interest on long-term notes	285,736	290,133	562,698	556,383
Other interest	137,160	—	325,809	—
Interest on convertible debentures	—	—	—	113,302
Stock-based compensation	160,736	93,255	285,156	171,665
	12,313,348	10,365,019	23,093,469	21,445,333

Income from operations before other items	2,343,026	1,513,863	4,687,776	1,585,275

Other items
Interest income	72,400	—	82,263	—
Unrealized losses on derivative contracts	194,269	(1,590,712)	316,075	(1,724,475)
Foreign exchange gain (loss)	1,427,681	(92,974)	931,077	(114,378)
	1,694,350	(1,683,686)	1,329,415	(1,838,853)

Net income (loss) for the period	4,037,376	(169,823)	6,017,191	(253,578)

Deficit, beginning of the period	(15,065,580)	(18,395,650)	(17,045,395)	(18,311,895)

Deficit, end of the period	$(11,028,204)	$(18,565,473)	$(11,028,204)	$(18,565,473)

Net income (loss) per share – basic (Note 7 (e))	$0.03	$(0.00)	$0.05	$(0.00)
Net income (loss) per share – diluted (Note 7 (e))	$0.03	$(0.00)	$0.04	$(0.00)
Weighted average number of shares – basic	132,940,950	112,548,230	126,810,041	92,744,231
Weighted average number of shares – diluted	138,161,720	112,548,230	138,161,720	92,744,231

The accompanying notes are an integral part of these consolidated financial statements.

Century Mining Corporation

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

For the period ended	Three months June 30, 2007	Three months June 30, 2006	Six months June 30, 2007	Six months June 30, 2006

Cash flows from operating activities
Net income (loss) for the period	$4,037,376	$(169,823)	$6,017,191	$(253,578)
Charges to operations not requiring a cash payment:
Interest on convertible debentures	—	—	—	94,304
Foreign exchange gain (loss)	(1,427,681)	92,974	(931,077)	114,378
Non-controlling interest	(6,390)	—	(193,315)	—
Accretion in asset retirement obligation	(47,020)		(94,040)	—
Accretion on debentures	—	—	—	144,800
Amortization, depreciation and accretion	1,303,545	905,240	2,300,017	1,707,673
Amortization on deferred finance fees	—	—	—	1,081,620
Stock based compensation	160,736	93,255	285,156	171,665
Interest on long term debt	—	—	—	266,250
Issue of shares for remuneration	—	279,300	—	279,300
	4,114,606	1,200,946	7,572,012	3,606,412

Net change to non-cash working capital balances
Short-term investment	(1,108,900)	—	(1,108,900)	—
Accounts receivable and deposits	(1,136,757)	(1,964,083)	(238,309)	(2,092,138)
Prepaid expenses	375,548	449,029	1,355,280	20,049
Inventories	(249,267)	(2,022,014)	(1,566,688)	(1,503,348)
Accounts payable and accrued liabilities	(363,528)	(1,801,465)	3,882,604	(2,197,747)
Working capital gold facility	810,968	(475,690)	1,099,193	(279,321)
Unrealized derivative loss	(194,269)	(1,293,463)	(316,075)	(1,293,463)
	2,248,401	(5,906,740)	10,679,117	(3,739,556)

Cash flows from financing activities
Issue of equity instruments, net of share issue costs	12,983,284	25,065,301	15,584,189	28,302,976
Increase (decrease) in long term lease obligation	2,018,589	(384,307)	956,572	(685,157)
Increase (decrease) in long term debt	(21,164)	(846,500)	137,604	(846,500)
	14,980,709	23,834,494	16,678,365	26,771,319

Cash flows from investing activities
Acquisition of San Juan Mine	—	(5,131,047)	—	(5,131,047)
Acquisition of mineral properties	(2,107,874)	(296,306)	(2,107,874)	(396,443)
Capitalized stripping costs	(3,257,280)	(2,033,977)	(6,352,664)	(3,566,452)
Capitalized mine development and exploration	(2,835,454)	—	(8,629,696)	—
Purchases and payment for properties and equipment, net of related accounts payable	(1,031,251)	(4,868,727)	(2,796,018)	(6,265,357)
	(9,231,859)	(12,330,057)	(19,886,252)	(15,359,299)

Increase in cash and cash equivalents	7,997,251	5,597,697	7,471,230	7,672,464

Cash and cash equivalents, beginning of the period	276,111	2,883,663	802,132	808,896

Cash and cash equivalents, end of the period	$8,273,362	$8,481,360	$8,273,362	$8,481,360

The accompanying notes are an integral part of these consolidated financial statements.

Century Mining Corporation

Notes to Consolidated Financial Statements

(Unaudited – Prepared by Management)

June 30, 2007 and December 31, 2006

1.      Nature of Operations and Basis of Presentation

The Company was originally incorporated under the laws of British Columbia and has been continued under the Canada Business Corporations Act (“CBCA”). The Company is engaged in the acquisition, exploration, development and operation of mining properties, principally gold. The Company’s principal operating unit is located in Quebec, Canada.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The continuing operations of the Company are dependent upon raising additional financing, profitable operations, and positive cash flow from future operations. The procurement of additional financing through debt or equity markets is dependent on a continued robust gold market and investor confidence in gold equities.

Throughout the period of these consolidated financial statements, the costs related to mineral property exploration, other than those in the Quebec region, have been considered as costs related to exploration of such properties. The Company completed testing of a bulk sample at the Sigma Mine in Quebec and commenced commercial gold production on May 25, 2005.

2.              Significant Accounting Policies

The accounting policies of Century Mining Corporation (the “Company”) are in accordance with Canadian generally accepted accounting principles. These accounting principles are consistent with those outlined in the annual audited consolidated financial statement. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006. In Management’s opinion, the unaudited consolidated financial information includes all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Effective January 1, 2007, the company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. For derivatives that qualify as hedging instruments, unrealized gains or losses are included either in other comprehensive income or in earnings, depending on whether it is a “cash flow hedge” or a “fair value hedge”. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings. The Company does not have any derivatives that qualify as hedging instruments.

The adoption of these new standards had no impact on the Company’s consolidated financial position statements of operations and retained earnings.

3.              Inventories

	2007	2006
In-process gold	$2,766,969	$1,204,181
Finished gold	—	603,729
Consumables	1,816,553	1,208,924
	$4,583,522	$3,016,834

4.              Mining Properties, Other Properties, Plant and Equipment

2007

	Cost	Accumulated Amortization	Net Book Value

Land and concessions	$15,099,293	$63,984	$15,035,309
Mineral properties (Notes 6(a) (b) and (c))	7,854,301	—	10,340,875
	22,953,594	63,984	25,376,184

Buildings	2,865,347	228,156	2,637,191
Equipment	18,966,144	2,842,385	16,123,759
Mining and plant equipment	49,055,144	4,907,630	44,147,514
	70,886,635	7,978,171	62,908,464

Deferred stripping	18,999,714	42,942	18,956,772
	$112,839,943	$8,085,097	$104,754,846

2006

	Cost	Accumulated Amortization	Net Book Value

Land and concessions	$12,419,352	$—	$12,419,352
Mineral properties	2,245,665	—	2,245,665
	14,665,017	14,665,017

Buildings	2,865,347	197,642	2,667,705
Equipment	15,475,660	955,221	14,520,440
Mining and plant equipment	49,055,144	4,655,218	44,399,925
	67,396,151	5,808,081	61,588,070

Deferred stripping	12,647,050	42,942	12,604,108
	$94,708,218	$5,851,023	$88,857,195

Included in mining and plant equipment is equipment under capital lease with an original cost of $17,193,125 (2006 - $14,841,814) and a net book value of $14,514,589 (2006 - $13,003,547).

At June 30, 2007 $4,353,539 is excluded from the amortization base (June 30, 2006 - $2,245,665) which consists of various mineral properties in the development stage.

During the six months ended June 30, 2007 the Company expended $3,160,685 (2006 - $4,083,444) net of grants, option payments, and mineral tax credits, on the exploration and development of these mineral properties, of which $Nil (2006 - $1,281,500) was expended in Québec and $3,160,685 (2006 - $3,051,944) was expended in Peru.

a)              In May, 2007 the Company signed an agreement to purchase the shares of SMRL Rosario de Belen and related mining concessions and other assets of Mina Rosario de Belen, an operating gold and silver mine located near the town of Patival in the Angasmarca district of the state of La Libertad in northern Peru.

Terms of the transactions included the issuance of 1,000,000 Century shares to the sellers upon signing, cash payments of US$19.5 million, to be paid in installments of US$3.25 million on closing 45 days after signing, US$3.25 million six months after signing, and US$13 million 12 months after signing, along with 500,000 additional shares of Century. The Company has also agreed to pay a 1.5% NSR royalty to the sellers.

At June 30, 2007 the transaction had been closed, but scheduled payments were pending due to finalizing registration of the SMRL Rosario de Belen shares with the government registries in Peru, and the only payment made by the Company was the issuance of one million Century shares at a value of $0.89 per share, or $890,000 total. In addition, the Company assumed operation of the mine upon signing, and has produced 1,139 gold equivalent ounces during the second quarter of 2007. The results of operation of the mine to date have been capitalized as development by the Company, as the mine has not yet achieved commercial production status.

b)             In May, 2007 the Company entered into a purchase agreement to acquire 100% of the shares of Compania Minera Algamarca S.A., Compania de Explorations Algamarca S.A., Andean Mining Gold, Import & Export A.C.D., S.A., and Inversiones Mineras Sudamericanas S.A. These companies own the 26 concessions, the surface rights, the mortgages and all litigation rights in respect of the precious metal property known as “Shahuindo” in the district of Cachachi, province of Cajabamba, department of Cajamarca in northern Peru. An initial installment of US$1 million was paid by the Company on signing.

The purchase price for 100% ownership of these companies was US$31 million, which is being financed by the sellers over a 2-year period. An initial installment by the Company of US$1 million was paid on signing and a further US$1 million was paid on August 6, 2007. The Company will continue payments of US$1 million each quarter for the remaining 6 quarters during the 2-year post-closing period pursuant to the terms of the purchase agreement. At any time up to the end of the two-year post-closing period, the Company will effect a payment of US$20 million, with the balance payable 18 months later. Any quarterly installments made after February 6, 2008, will not be applied against the balance payable. The financing is non-recourse to the Company or any of its subsidiaries and in certain circumstances the payments can be accelerated. Additional consideration in the form of a 2% NSR on production from the Shahuindo property is also payable.

The Shahuindo property has been the subject of litigation in Peru since the purported acquisition of the property by Sulliden Exploration Inc. in 2002. As a part of the terms of the transaction, the sellers of the property have agreed to maintain carriage of the litigation in Peru.

On June 20, 2007, the Company received notice of claims filed in the Ontario Superior Court of Justice by Sulliden Exploration Inc. against the Company, its subsidiary, Century Mining Finance Corporation, its President and CEO Margaret Kent, and others alleging damages in the amount of US$200 million for breach of contract, libel and conspiracy, together with punitive damages in the amount of US$10 million and an injunction, or in the alternative US$200 million in restitution based on the alleged enhancement of the value of the Shahuindo project by Sulliden since July 2002. As the claims either relate to the validity and enforceability of a contract concluded in Peru between Peruvian parties for the purchase of the Shahuindo property in Peru and which is subject to ongoing litigation in Peru, or the claims are contingent on the outcome of such Peruvian litigation, the Company is disputing the jurisdiction of the courts of Ontario to hear the matter. The Company considers these claims to be unfounded and without any legal merit.

Although the shares of Compania Minera Algamarca S.A., Compania de Explorations Algamarca S.A., Andean Mining Gold, Import & Export A.C.D., S.A., and Inversiones Mineras Sudamericanas S.A. have been purchased and are officially recorded in the Company’s name, the Company has recorded the transaction as an option because of the payment provisions, and has capitalized in the second quarter the US$1 million payment made on signing, plus legal fees incurred in documenting and initiating the transaction.

c)              In May 2007 the Company acquired an option to purchase the mining concessions and surface rights surrounding Shahuindo called “Atimmsa” for US$21 million. This property, totaling 10,000 hectares of mining concessions and 142 hectares of surface rights, may contain further extensions of the Shahuindo deposit.

The purchase price for the Atimmsa property is to be paid in two installments and within the same timelines prescribed in the Shahuindo transaction: (i) US$12.5 million upon exercise of the option, which will be completed when the Company makes the US$20 million payment on Shahuindo, and (ii) US$8.5 million due in 12 months after the exercise of the option. Additional consideration in the form of a 2% NSR on production from the Atimmsa property is also payable to the sellers.

d)             During 2006 as a result of increases in the price of gold, it became viable to process ore with a lower grade than in the original mine plan. The Company lowered the cutoff grade per ton of ore from 0.85 g/ton to 0.5 g/ton, thereby reducing the deferred stripping ratio from 4.25 to 2.5:1, accounting for the change as a change in accounting estimate. In the table below, mining expenses and deferred stripping costs in each of the first three quarters of 2006 have been restated to reflect the revised mine plan and life-of-mine strip ratio as a result of higher gold prices. The changes have been made to the comparative figures for their respective quarters in the face statements.

Expenses	Q1 ($)	Q2 ($)	Q3 ($)	Q4 ($)	Total ($)
As reported in Q1, 2, 3,
Mining expenses	9,112,805	8,966,946	7,374,351	5,978,203	31,432,305
Deferred stripping	265,082	1,044,599	2,936,659	6,662,754	10,909,094
Restated Q 1, 2, 3
Mining expenses	7,998,724	7,938,634	6,785,537	8,709,410	31,432,305
Deferred stripping	1,379,163	2,072,911	3,525,473	5,626,561	12,604,108

5.                   Capital Lease Obligations

During 2007 and 2006, the Company entered into capital equipment leases expiring during 2007 to 2011 with interest rates between 5% and 8%. The capital lease obligations as at June 30, 2007 are as follows:

	2007	2006
Balance beginning of year	$9,049,415	$5,933,020
Fair value of initial capital leases	2,052,209	7,691,791
Less: dispositions	—	(1,043,850)
	11,101,624	12,580,961
Less: payments made during the year	(1,319,695)	(4,008,362)
Add: interest portion of payments	314,027	476,816
	$10,095,956	$9,049,415

Future minimum lease payments under capital leases by year and in aggregate are as follows:

2007	$3,293,972	$4,100,506
2008	2,295,961	1,940,649
2009	1,586,334	1,206,150
2010	2,208,906	1,802,110
2011	435,272	—
2012	275,511	—
Total minimum lease payments	10,095,956	9,049,415
Less: current portion	(4,190,475)	(4,100,506)
	$5,905,481	$4,948,909

6.                        Working Capital Gold Facility

In July 2005, the Company entered into an in-process revolving working capital gold purchase facility with a gold trading firm. This firm made available to the Company up to US$1.0 million, on an uncommitted revolving credit facility basis, secured by future sale by the Company of in-process gold from the Sigma Mine. Interest accrues on amounts drawn down by the Company at LIBOR plus 3% per annum. The amount available to Century under this facility was increased to US$1.25 million in the first quarter of 2007 and to US$2.25 million in the second quarter of 2007. As of June 30, 2007 there were 3,077 (2006-1,392) ounces of gold committed under this facility.

7.              Equity Instruments

a)              Authorized

Unlimited common shares without par value.

b)             Issued and outstanding

	Six months ended June 30, 2007		Year ended December 31. 2006
	Number of		Number of
	Shares	Amount	Shares	Amount
Common Shares
Balance, beginning of period	117,859,689	$68,390,245	56,385,179	$22,950,378
Issued for cash via private placement	13,483,146	12,000,000	20,141,440	25,176,788
Value attributed to warrants attached	—	(526,400)	—	(5,146,900)
Issued for conversion of convertible debenture principal, interest, and annual fee, and long-term debt interest	—	—	22,203,539	12,386,229
Issued for cash on exercise of warrants	5,207,330	3,433,786	10,532,390	6,537,994
Issued for cash on exercise of options	275,750	192,123	488,750	325,050
Issued to settle unsecured debt assumed	—	—	4,108,391	1,762,500
Issued for property and equipment	—	—	3,000,000	4,500,000
Issued for San Juan acquisition (Note 3)			1,000,000	1,640,000
Issued for acquisition of Mina Rosario de Belen (Note 6)	1,000,000	890,000	—	—
Share issue costs
Cash and shares	—	—	—	(813,819)
Warrants	—	—	—	(239,900)
Tax effect of flow-through shares	—	—	—	(688,075)
Balance, end of period	137,825,915	84,379,754	117,859,689	$68,390,245

Warrants
Balance, beginning of period	17,493,385	7,064,450	17,666,740	$3,534,867
Issued in private placement	3,370,786	526,400	10,070,720	5,146,900
Issued to agents and advisors	—	—	318,315	239,900
Exercised warrants	(5,207,330)	(1,149,054)	(10,532,390)	(1,857,217)
Expired warrants	—	—	(30,000)	—
Balance, end of period	15,656,841	6,441,796	17,493,385	7,064,450

Total equity instruments		$90,821,550		$75,454,694

c)              Options

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan the Company may grant options to acquire common shares to a maximum of ten per cent of the common shares outstanding on a non diluted basis. The exercise price shall not be less than the closing price of the shares on the trading day immediately preceding the day on which the option is granted and for a maximum period of five years from the date that the option is granted.

Compensation expense of $285,156 (2006 - $634,285) has been recorded in the statement of operations. The total fair value of the options granted in 2007 was $171,150 (2006 - $1,146,600) using the following assumptions in the Black-Scholes model: dividend yield Nil, expected volatility 61% to 140%; risk-free interest rate 5%; and weighted average life of 4 years.

The Company has the following stock options outstanding, all of which have had stock compensation expense recognized in respect thereof:

	June 30, 2007		December 31, 2006
	Number of Shares	Contributed Surplus	Number of Shares	Contributed Surplus

Options
Balance, beginning of period	5,079,500	$1,720,261	4,796,358	$577,446
Granted	815,000	285,156	2,550,000	499,000
Exercised	(275,750)	(67,823)	(488,750)	(113,570)
Expired or cancelled	(165,000)	—	(1,778,108)	—
Balance, end of period	5,453,750	$1,937,594	5,079,500	$1,720,261

The following table summarizes the stock options outstanding at June 30, 2007:

Options Outstanding	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
200,000	$2.00	$2.00	2.33 years	50,000	$2.00
200,000	$1.75	$1.75	2.33 years	50,000	$1.75
280,000	$1.25	$1.25	2.83 years	77,000	$1.25
120,000	$1.12	$1.12	4.00 years	40,000	$1.12
150,000	$1.07	$1.07	4.25 years	—	—
45,000	$1.05	$1.05	3.92 years	15,000	$1.05
85,000	$1.00	$1.00	3.87 years	28,500	$1.00
180,000	$0.92	$0.92	4.92 years	50,000	$0.92
170,000	$0.90	$0.90	2.57 years	37,500	$0.90
60,000	$0.87	$0.87	4.85 years	—	—
50,000	$0.85	$0.85	4.83 years	—	—
135,000	$0.84	$0.84	4.92 years	—	—
150,000	$0.80	$0.80	4.33 years	—	—
290,000	$0.73	$0.73	4.45 years	307,000	$0.73
15,000	$0.67	$0.67	4.67 years	—
50,000	$0.65	$0.65	4.67 years	—
50,000	$0.63	$0.63	4.67 years	—
550,000	$0.60	$0.60	1.94 years	450,000	$0.60
100,000	$0.56	$0.56	4.58 years	—	—
350,000	$0.50	$0.50	1.83 years	350,000	$0.50
15,000	$0.48	$0.48	3.58 years	5,000	$0.48
525,000	$0.45	$0.45	2.27 years	525,000	$0.45
1,353,750	$0.40	$0.40	3.09 years	1,006,500	$0.40
25,000	$0.38	$0.38	3.17 years	8,500	$0.38
305,000	$0.35	$0.35	3.42 years	119,000	$0.35
5,453,750	$0.35- $2.00	$0.63	3.13 years	3,119,000	$0.58

d)             Warrants outstanding

As of June 30, 2007, the Company has the following share purchase warrants outstanding:

					Weighted
Issued	Expiry	Number	Price	Weighted Average Price	Average Contractual Life
August, 2005	August, 2007	1,020,800	$0.45	$0.45	0.17 years
September 2005	September, 2007	876,220	$0.45	$0.45	0.25 years
April, 2006	April, 2008	10,389,035	$1.98	$1.98	0.83 years
May 2007	May 2009	3,370,786	$1.17	$1.17	1.92 years
Exercised	Feb-Aug 2007	(5,207,330)	$0.40 - $0.45	$0.44
Total issued and outstanding, end of period		15,656,841		$1.62	0.99 years

e)              Weighted average number of shares

The following table presents weighted average number of shares for earnings per share calculations.

	2007	2006
Weighted average number of shares – basic	132,940,950	72,940,231
Dilutive effect of options	3,323,750	5,446,358
Dilutive effect of warrants	1,897,020	9,976,990
Diluted number of shares	138,161,720	88,363,579

8.      Commodity Contracts and Financial Instruments

The Company enters from time to time into limited gold forward or option agreements to manage the price volatility of the commodities produced at the operating mine. Foreign exchange transactions are limited to matching amounts approximately equal to the weekly metal sales.

At June 30, 2007, the Company had no ounces of gold to be delivered under forward contract and no ounces of gold in call options The Company has recorded an unrealized loss on derivative contracts of $Nil (2006 – $316,075).

9.      Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, the Company was involved in the following related party transactions:

a)              In 2007, the Company paid US$23,913 (2006 - $35,683) in office rent to a company controlled by a director and officer and by a Family Trust of which a director and officer is a trustee. The Company leased space from this company on a month-to-month basis at US$3,985 per month.

b)             Included in corporate administrative expenses are legal fees of $151,950 (2006 - $310,268) paid to a legal firm of which the Company’s Corporate Secretary is a partner. At June 30, 2007 included in accounts payable was $222,104 (2006 - $218,379) due to this legal firm.

c)              Included in accounts receivable is $531,430 (2006 – $111,576) due from Tamerlane Ventures Inc., a company with common officers and directors of the Company. The Company recorded income of $996,259 (2006 - $599,500) for engineering, geological and other services provided to this same company including reimbursement for corporate administration expenses included in the cost of providing these services. During the second quarter, the Company and Tamerlane reached an agreement to evenly share corporate administration costs in the future.

9.                   Related Party Transactions (co)

d)        Subsequent to the Company signing a Letter of Intent to Option the Carolin Mine and associated Ladner Creek properties to Module Resources, Inc., an officer of Century was appointed as an officer of Module. The agreement gives Century the right to appoint a representative to Module’s Board of Directors.

e)         Included in costs are rental fees of $17,416 (2006 - $20,444) paid to an officer of the Company for the rental of trucks used by the Company in operations and exploration in Peru.

Except as disclosed, all related party transactions in the normal course of business have been measured at the agreed upon exchange amounts, which is the amount of consideration established and agreed to by the related parties. Exchange amounts approximate fair values.

10.            Non-Cash Transactions

In addition to items disclosed elsewhere in these statements the Company had the following non-   cash transactions:

a)              During the period ended March 31, 2006 the Company issued 149,211 shares as interest payments and fee on convertible debentures valued at $94,304. In 2006, the Company also issued 21,832,453 shares on conversion of $10,640,000 of convertible debentures.

b)             During the period ended March 31, 2006 the Company issued 2,054,196 shares in lieu of payment to unsecured creditors of McWatters Mining Inc. in the amount of $881,250. In October, 2006 the Company made a final payment of 2,054,195 shares to these creditors, subsequent to which the Company has no further obligations.

11.            Segmented Information

The Company’s activities include the acquisition and development of mineral properties.

Geographic Segments

The Company has three geographic segments: Canada, United States and Peru. The segment in Canada is responsible for corporate financing and other business development activities for the consolidated group, as well as acquisition and development of mining properties, notably the Sigma-Lamaque property and other exploration properties in Val-d’Or, Québec, British Columbia and Peru. The segment in the United States is responsible for management of the Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Six months ended June 30, 2007	Canada	USA	Peru	Total
Segment income (loss)	$3,920,304	$(865,471)	$2,962,358	$6,017,191
Segment revenues	$23,900,642	—	$3,880,603	$27,781,245
Segment mineral properties, property, plant and equipment	$87,437,692	$227,851	$17,089,303	$104,754,846
Segment assets	$96,294,880	$7,598,731	$19,816,927	$123,710,538

Three-months ended June 30, 2007	Canada	USA	Peru	Total
Segment income (loss)	$1,367,394	$(357,726)	$3,027,678	$4,037,346
Segment revenues	$12,094,764	—	$2,561,610	$14,656,374
Segment mineral properties, property, plant and equipment	$87,437,692	$227,851	$17,089,303	$104,754,846
Segment assets	$96,294,880	$7,598,731	$19,816,927	$123,710,538

12.            Subsequent Events

Subsequent to the end of the second quarter:

a)              The Company issued 1,020,800 shares pursuant to the exercise of 1,020,800 warrants for proceeds to the Company of $459,360.

b)             The Company issued 34,000 shares pursuant to the exercise of 34,000 stock options for proceeds to the Company of $13,600.

c)              The Company granted 1,650,000 stock options at an exercise price of $0.86 and vesting period of 5 years to directors, officers, employees and a consultant.

d)             The Company cancelled a total of 381,000 stock options with exercise prices varying from $0.40 to $1.12 per share.

e)              With respect to the Shahuindo property, on August 14, 2007 the Company received notice that the Superior Court of Lima had ruled in favor of Compania Minera Algamarca S.A. and Compania de Exploraciones Algamarca S.A. and had nullified the 2006 arbitral award in favor of Sulliden Shahuindo S.A.C. The Superior Court of Lima’s decision to nullify the arbitral award was based on the arbitral agreement being found to be invalid because of the insufficiency of Mr. Miguel de Orbegoso Tudela’s power to represent the Algamarca companies in concluding an arbitral agreement with Sulliden Shahuindo S.A.C., a Peruvian company. The arbitral agreement forms part of the 2002 transfer agreement between Sulliden Shahuindo S.A.C. and Compania Algamarca S.A. / Algamarca Exploraciones S.A. that was signed by Mr. Orbegoso. The validity of the 2002 transfer agreement is also being challenged in Peru on the basis of a failure of Miguel de Orbegoso Tudela to have the legal authority to represent the Algamarca companies in concluding that agreement, and is the subject of ongoing litigation in Peru, as mentioned above.

f)                In August, 2007 the Company acquired an option to purchase the Huancacancha gold property in Peru. The Huancacancha prospect is an advanced stage exploration property comprising 1,900 hectares in the Department of Ancash in north-central Peru, 45 km south of Huaraz City and 55 km south of Barrick’s Pierina mine. The purchase price is US$24,500,000 and is being financed by the sellers over a 5 year period. An initial installment of US$215,000 was paid by the Company at the closing. The remaining US$24,285,000 will be paid in yearly amounts of US$2,285,000, US$3 million, US$4 million, US$5 million and US$10 million, each amount payable in 12 monthly installments. At any time the Company may terminate the agreement and return the concessions to the vendor without penalty to the Company and without any subsequent payment obligations to the vendor.